UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Revision of Annual Dividend Forecast for the Fiscal Year Ending March 31, 2008

due to Stock Split of Ordinary Shares

Tokyo, June 28, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces the revision of the annual dividend forecast for the fiscal year ending March 31, 2008 as stated below.

1.	Reason for Revision of Dividend Forecast

Subject to the approval of the proposed amendments to the Articles of Incorporation at the Annual General Meeting of Shareholders, MUFG, at its Board of Directors’ meeting held on May 23, 2007, passed a resolution on the stock split to be effective as of September 30, 2007, by which one ordinary share will be split into 1,000 shares. Today, the above proposed amendments to the Articles of Incorporation were approved at the Annual General Meeting of Shareholders; thus, the dividends per ordinary share shall become one-thousandth of such forecast amount announced previously as a result of the stock split mentioned above.

2.	Description of Revision

	Dividends per share (¥)
Record Date	Interim dividends	Year-end dividends	Annual dividends
Previous forecast (As announced on May 23, 2007)	¥7,000	¥7,000	¥14,000
Revised forecast	¥7	¥7	¥14
Actual result for fiscal year ended March 31, 2007	¥5,000	¥6,000	¥11,000

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-2911

This press release contains forward-looking statements regarding estimates, forecasts, etc. in relation to the results of operations, financial conditions and other general management of the Company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the Company’s current estimates, perceptions and evaluations. In addition, in order for the Company to adopt such estimates, forecasts, etc. regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see the most recent Financial Highlights, the Annual Securities Report, Disclosure Book, and Annual Report, and other disclosures that the Company has announced.